FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of November 2002

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                            Abbey House, Baker Street
                             London NW1 6XL, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F....X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes....... No...X....

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2002 Full Year Pre-close Statement
--------------------------------------------------------------------------------

                            The Abbey National Group
                       2002 Full Year Pre-close Statement


Abbey National will be holding discussions with analysts ahead of its close period for the full year ending 31 December 2002. This statement outlines the information that will be covered in those discussions.

At the full year results presentation on 26th February 2003, the Group's Chief Executive, Luqman Arnold, will present in detail the new Group strategy. It will build on the strategy of re-focusing on personal financial services in the UK, announced at the interim results. Updates on the cost reduction programme and on the Group's dividend policy will also be provided at that time - with an expectation that the present dividend level will not be sustained.

The Group will also continue the practice adopted at its half-year results of increasing transparency of its financial reporting enabling clear external assessment of business performance as well as of the exposures still carried by the Group.

Today's statement:

    o outlines current performance, with second half `trading' profit before tax expected to be below the first half for the Group, but with a stronger performance from our personal financial services businesses;

    o identifies certain charges and accounting changes that, based on our current expectations, are likely to in aggregate produce a loss at the level of the Group's full year `headline' results; and

    o gives an update on strategic direction, ahead of the full presentation scheduled for 26th February.

Abbey National has begun the process of reinvigorating its UK personal financial services businesses, with positive early signs on costs, market share and business quality already evident. Strong focus is being given to improving earnings quality and restructuring the business portfolio to one less exposed to adverse credit and equity markets. Much more remains to be done over the coming months.


Trading Update - Ongoing Financial Performance

The following analysis is before the impact of material charges and accounting changes, which are outlined later in the statement.

Retail Bank

In the Retail Bank, profit before tax (PBT) for the second half of 2002 is expected to be broadly in line with the first half. This is despite the impact of planned spread reduction from 1.82% in the six months to June, to around 1.75% for the second half.

Net interest income is running at levels similar to the first half, with strong new business volumes offsetting the reduction in spread.

Non-interest income is expected to be comparable to first half levels, despite a reduction in Abbey National Life profits.

Operating expenses in the second half are running modestly ahead of costs incurred in the first six months, reflecting increased marketing spend. This level is nevertheless expected to be around 5% lower than originally planned as the Group cost programme takes effect.

Growth in assets is expected to result in a second half credit charge slightly ahead of the first half. Credit quality however remains excellent, with continued improvements in terms of arrears and properties in possession through the second half to date.

Wealth Management and Long-Term Savings

PBT in this division is expected to be modestly ahead of the first half.

Prior to changes in embedded value accounting (see below), new business profits in the life businesses are running slightly below first half levels reflecting planned reductions in `with profit' sales; in force profits are expected to be comparable to the first half.

The established Wealth Management businesses are expected to deliver an improved second half performance, whilst losses at cahoot have continued to fall as expected. First National earnings are expected to be similar to the first half.

Wholesale Banking

By the end of 2002, risk-weighted assets are expected to be below (pound)35 billion, compared to around (pound)40 billion at the 2001 year-end. Income before write-offs for the Wholesale Bank is consequently running below first half levels, with the business also constrained by limited new business flows and poor trading conditions. Second half operating expenses are expected to show a decline on the first half levels as the cost programme takes hold. Overall, this is likely to result in profits, pre-provisioning and losses on asset disposals, lower than the first half. Provisioning is covered later in this statement.

Group Infrastructure

The charge reported in Group Infrastructure is expected to be around 50% higher than the first half, principally reflecting increased interest expense associated with capital injections into the Life businesses, new capital issuance, and an increase in operating expenses relating to a variety of one-off items.

Group Summary

As a result, excluding Wholesale Bank provisioning and before the material impact of certain costs, charges and accounting changes described below, the Group is expecting to report profit before tax for the second half of 2002 somewhat below the first half. The contribution from its personal financial services businesses is expected to be comparable to, or slightly ahead of, the first half, with reduced profits in Wholesale Banking and increased costs in Group Infrastructure.

On this basis, operating income across the Group is expected to be down slightly on the first half of the year, largely due to the planned reductions in risk-weighted assets in the Wholesale Bank and increased central interest costs.

Second half operating expenses are expected to be modestly up, but with a declining trend expected as the Group's cost programme takes hold.

Retail credit quality remains very strong.

Trading Update - Personal Financial Services New Business Flows

Gross mortgage lending is running around 40% ahead of the first half, with net lending running at even higher levels and on track to deliver a significantly improved market share in the second half of the year, reflecting increased focus on lending and retention. However, we continue to maintain a cautious stance on credit quality.

Credit card openings through the Abbey National and cahoot brands in the second half are expected to again exceed 100,000, with personal bank account openings expected to exceed 200,000 over the same period.

Deposit inflows in the second half are forecast to be significantly better than in the first half. Investment new business premiums (APEs) are running below last year's levels. However, Abbey National Life second half new business levels in total are running ahead of the same period last year, reflecting success in rotating the product set, with ISA and Unit Trust sales expected to be almost double last year's levels. From 2003, the alliance with Prudential will further offset the impact of reduced `with profits' sales.

Sales of general insurance policies are running around 10% ahead of the same point last year, and are up on the first half, benefiting from the successful roll out of new product offerings and platforms. Scottish Provident protection new business levels also continue to be strong, with year-on-year new business APEs expected to be up by around 50%.

Risk Management, Material Charges and Accounting Policy Changes

The financial impact of certain of the following charges and accounting policy changes will depend in part on the capital markets during the balance of the year and their year-end closing levels, as well as outcomes of the strategic review referred to herein.

Most of the items are `non-cash' and those relating to goodwill do not impact on capital ratios. Nevertheless these charges in aggregate will have a material impact on the Group's core Equity Tier 1 ratio which otherwise would have been comparable to that reported at the interim stage. Management are committed to rebuilding relevant ratios and to a continuing focus on conservatism in capital and risk matters.

Life Assurance

In its year-end accounts, Abbey National plans to change the ongoing accounting treatment of embedded value in its life insurance businesses such that period end, rather than smoothed, market values are used. For indicative purposes, the 2002 impact of embedded value re-basing using the FTSE 100 level of 4040 at the end of October would be in the region of (pound)500 million post tax. This takes into account the additional impact of increased guarantee liabilities resulting from markets being at lower levels and the adoption of a more conservative equity backing assumption for the `with-profits' funds. In addition, there would be a smaller prior year adjustment.

There may also be further smaller charges arising from assumption variances and guarantee provision, incurred as a result of the completion of risk management and earnings `quality' reviews in this area.

Wholesale Bank Provisioning

The impact of movements in specific stressed credits and capital markets generally prior to the year-end will be influential in determining the extent of further provisioning required in the Wholesale Bank, as will the `Portfolio Businesses' strategy referred to in the Strategic Review section of this statement. However, the marked deterioration in credit markets since June means that provisions and related charges are already expected to be materially above the previous guidance. Inter alia, these will be reflective of loan and bond exposures in the power sector and other risk concentrations in the bond portfolio, private equity and airline leasing.

Goodwill writedowns

The Group will provide for significant goodwill write-downs relating to certain past acquisitions.

Other items

Other charges will include the expensing of stock option costs and related changes in hedging practice, one-off costs associated with the 2002 component of the Group cost programme, and a back-dating of increased pension costs to earlier in the year, arising from the triennial review due to be completed in November.

Disclosure

In relation to the above, further disclosure will be given at the year end results announcement on the Group's risk profile including guarantee liabilities in its `with profits' funds, the composition of its wholesale securities and credit portfolios, the Group pension fund deficit and any other relevant items. It is expected that the combination of provisioning and disclosure will allow better ongoing external assessment of `fair value' exposures (some of which are not covered in the `mark to market' disclosures to date, or are understated relative to true disposal levels), concentration risk (such as to the US economy) and risk reduction activities.

Strategic Review

Abbey National is in the middle of a wide-ranging and intense strategic review, covering business, financial and risk aspects of its activities. An immediate goal of this review is to establish a robust risk management and control framework, within which management will move as rapidly as markets permit to align exposures more closely to the Group's risk tolerance whilst avoiding unnecessary value destruction. Provisioning together with enhanced disclosure will provide a strong and on-going level of transparency.

The key objective of this review is to deliver a compelling future strategy and business, built around the customer, targeting a competitive, efficient and profitable leadership position in the Group's core UK personal financial services franchise. It will serve the full range of UK consumers' financial needs, both directly and through intermediaries. Under the new strategic direction, our core businesses are those with competitive advantage that leverage brand and franchise strengths. Those parts of the Wholesale Bank, which are relevant to this strategy, will be incorporated into the new Personal Financial Services business. It is intended to enhance the productivity or scale of businesses where necessary.

Other portfolios of the Wholesale Bank as well as certain other businesses will be placed in a new `Portfolio Businesses' unit. Management of this unit will be responsible for executing a medium term strategy to reduce or exit these portfolios and businesses, whilst optimising the value captured for shareholders. Final decisions have not yet been reached as to which businesses will be included in the Portfolio Businesses unit. However, full disclosure will be made to allow shareholders to track performance. These actions will progressively release capital for investment in core activities or for return to shareholders as part of, or supplemental to, the dividend.

The full year results announcement will provide details of this strategy, implementation plans and a new integrated organisation that will replace the current Group structure. The functional approach will provide greater clarity of the organisation and economics of distribution and production; it will increase business momentum and raise accountability through greater internal and external transparency and significantly facilitate and accelerate cost savings. Cost reduction targets and new Key Performance Indicators to be used internally will be disclosed externally and reported alongside financial results on an ongoing basis as part of the drive towards a stronger performance culture.

Abbey National is aware of the interest of shareholders in its dividend policy. This policy must reflect both the current and future capital position of the Group, as well as the appropriate payout ratio relative to its core cash earnings capacity. Although, final guidance on this issue can only be prudently provided once the strategic and financial reviews are completed, the present dividend level is not expected to be sustained.

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Luqman Arnold, Group CEO, said:

"Abbey National has an outstanding brand and a core franchise of over 15 million customers across the United Kingdom. We enjoy both the scale and scope necessary to compete successfully in our core Personal Financial Services markets. We are engaged in a fundamental strategic review whose prime objective is straightforward - to deliver outstanding service, advice and solutions to our personal and intermediary clients across the full range of banking, mortgage, insurance and long-term savings products.

We will succeed by focusing all our human and financial resources to serve our customers. We will be the largest financial services organisation in the country dedicated to personal financial services. We intend also to be the most successful. Rigorous implementation of this strategy will optimise value and maximise total shareholder returns.

As part of this exercise, we need to manage our risks and capital more effectively and to reduce progressively our exposure and resource commitment to those activities that are not central to our core personal financial services strategy.

I have been impressed by the open culture of the firm and the evident dedication of our staff. We expect our core franchise to respond well to determined and focused reinvigoration.

Because of the complex and inter-related issues that need to be addressed and reviewed by the Board of Directors, we do not intend to provide any further specifics on financial or strategic matters until the year-end announcement. At that time we will also deliver a significantly higher level of financial, risk and performance transparency. "

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Future diary dates:

2002 Full Year Preliminary Results Announcement             26th February 2003
2003 Interim Results                                              30th July 2003

Contacts

Thomas Coops

(Director of Corporate Communications)

020 7756 5536

Jon Burgess
(Head of Investor Relations)
020 7756 4182

Christina Mills
(Head of Media Relations)
020 7756 4212

For more information contact:   investor@abbeynational.co.uk

Forward Looking Statement:

This document contains certain "forward-looking statements" with respect to certain of Abbey National's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Abbey National's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey National and its affiliates operate. As a result, Abbey National's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey National's forward-looking statements.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABBEY NATIONAL plc


Date:27 Nov 2002                            By /s/ Jonathan Burgess
                                               ---------------------------
                                               Jonathan Burgess
                                               Head of Investor Relations